Second Quarter Interim Report
for the period ended August 31, 2004

LEADING BRANDS, INC. SECOND QUARTER RESULTS
PERIOD ENDED AUGUST 31, 2004

To Our Shareholders:

During the second quarter ended August 31, 2004, the Company generated net income of $512,000 US [$682,000 Cdn] or $0.03 US [$0.04 Cdn] per share versus $301,000 US [$414,000 Cdn] or $0.02 US [$0.03 Cdn] in the same quarter last year. Net income before taxes for the quarter was $1,143,000 US [$1,521,000 Cdn] or $0.08 US [$0.10 Cdn] per share compared to a net loss before taxes of $361,000 US [$497,000 Cdn] or $0.02 US [$0.03 Cdn] in Q2 2003. The Company has recorded income tax expense of $631,000 US [$839,000 Cdn] in this quarter. The income tax expense is a non-cash item in this period as the Company has tax loss carry-forwards sufficient to offset that expense. In prior comparison periods the Company was required to record income tax assets to reflect those tax loss carry forwards which correspondingly increased net income by $662,000 in the same quarter of the prior year. The Company recorded non-cash stock-based compensation expenses of $155,000 US [$206,000 Cdn] during Q2.

Revenues for the quarter were $11,073,000 US [$14,738,000 Cdn] compared to $12,481,000 US [$17,178,000 Cdn] in Q2 2003. The reduction in revenue principally resulted from (1) the discontinuance of the Little Debbie's® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there. The Company also recorded other income of $667,000 US [$887,000 Cdn] from the settlement of certain disputes and resultant contract cancellations during the quarter.

For the first six months of its 2004 fiscal year ended February 28, 2005, the Company reported net income of $909,000 US [$1,216,000 Cdn] or $0.06 US [$0.08 Cdn] per share versus $308,000 US [$424,000 Cdn] or $0.02 US [$0.03 Cdn] during the same period last year. Net income before taxes year to date is $1,911,000 US [$2,556,000 Cdn] or $0.13 US [$0.17 Cdn] per share compared to a net loss before taxes of $354,000 US [$487,000 Cdn] or $0.02 US [$0.03 Cdn] for the first half of fiscal 2003. Revenues for the period were $20,413,000 US [$27,333,000 Cdn] versus $24,767,000 US [$34,865,000 Cdn] a year ago.

If anyone was looking for further evidence of our operational turnaround, I believe they now have it. Given that we have had to record income tax assets last year and a corresponding income tax expense this year – all the while not paying any cash income taxes – makes the before tax number more representative of the turn in the Company's fortunes. We are very pleased to have been able to increase our year to date net income before taxes by more than $3,000,000 Cdn. Our team should be proud of what they accomplished.

We have seen dramatic cost savings and margin improvements in virtually all areas of our company, but most significantly in our US sales division and bottling plants. Moving forward, it is critical for us to maintain this focus on profitability while expanding our business.

The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

LEADING BRANDS, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2004

The following information should be read in conjunction with the Company's February 29, 2004 audited consolidated financial statements and the August 31, 2004 second quarter interim report. These reports, along with the Company's annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company's annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

OVERALL PERFORMANCE

The overall performance of the Company continues to improve over the same period of the prior fiscal year. The Company's emphasis on profitable sales and cost control, continues to result in improved income from operations and positive cash flow. Certain litigation was settled during the quarter, reducing the uncertainty relating to lawsuits. New product lines were in the development process during the quarter, and were announced shortly thereafter, as the Company continues to strive for a broader complement of its own brands.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2004

SALES

Sales for the quarter ended August 31, 2004 were $11,073,376, compared to $12,481,475 in the previous year, representing a decrease of $1,408,099. The decrease of 11.2% is attributed to the following:

•	increase in sales of co-pack products $0.8 M (6.4%)

•	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie's snack foods line $2.6 M (20.8%)

•	increase in US dollar sales due to differences in the conversion rates $0.4 M (3.2%)

Sales for the six months ended August 31, 2004 were $20,412,958, compared to $24,767,102 in the previous year, representing a decrease of $4,354,144. The decrease of 17.6% is attributed to the following:

•
decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials $0.35 M (1.4%)

•	decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie's snack foods line $5 M (20.2%)

•	increase in US dollar sales due to differences in the conversion rates $1 M (4%)

COST OF SALES AND MARGIN
For the three months ended August 31, 2004, cost of sales decreased $1,692,347 from $9,409,949 to $7,717,602. Cost of sales were lower due to reduced sales in branded products in the US and the discontinuation of the Little Debbie's snack foods line. In spite of the reduction in sales gross margin increased $284,248 from $3,071,526 in the quarter of the prior year to $3,355,774 in the current year. This resulted in a margin percentage increase from 24.6% in the quarter ended August 31, 2003 to 30.3% in the quarter ended August 31, 2004. The increased margin percentage was a result of increased sales in higher margin branded products and increased sales to co-pack customers who supply raw materials to the Company at their expense.

For the six months ended August 31, 2004, cost of sales decreased $4,628,620 from $18,673,591 to $14,044,971. Gross margin increased $274,476 from $6,093,511 in the prior year to $6,367,987 in the current year. The margin percentage increased from 24.6% in the prior year to 31.1% in current year. On a year to date basis, the same trends and reasons for changes mentioned in the 3 month period ended August 31, 2004 also apply to the 6 month period then ended.

SELLING, GENERAL AND ADMINISTRATION EXPENSES
For the three months ended August 31, 2004 these expenses decreased $481,750 from $3,057,198 to $2,575,448, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refocus of the US market. Stock based compensation expensed in the quarter ended August 31, 2004 was $155,053 compared to $92,705 in the same quarter of the previous fiscal year. The Company's focus remains on reducing selling, general and administration expense where possible, while maintaining or increasing gross margin to improve income from operations.

For the six months ended August 31, 2004 these expenses decreased $1,188,055 from $5,704,881 to $4,516,826 for the reasons mentioned above. Stock based compensation expensed in the six month period was $223,184 compared to $92,705 in the same period of the previous fiscal year.

OTHER INCOME AND EXPENSES
Depreciation in the quarter and year to date remained consistent with the same periods in the prior year. Amortization in the quarter decreased by $48,150 from $66,539 in the prior year to $18,389 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004. For the six months ended August 31, 2004, amortization decreased by $111,185 from $145,390 in the prior year to $34,205 for the reasons mentioned above. In the quarter, interest decreased by $16,294 from $91,028 to $74,734 due to lower average borrowing levels resulting from positive cash flow from operations. For the six months ended August 31, 2004, interest decreased by $18,802 from $170,784 to $151,982 for the reason mentioned above, and lower interest rates during the six month period.

The Company recorded other income in the quarter of $666,547 from the settlement of certain disputes and resultant contract cancellations.

INCOME TAXES
The Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended August 31, 2004, the Company utilized $630,575 in loss carry-forwards, compared to the recognition of $661,942 in future income taxes in the same quarter of the prior fiscal year, causing a difference in the impact of income tax on net income of $1,292,517. In the six months ended August 31, 2004, the Company utilized $1,001,595 in loss carry-forwards, compared to the recognition of $661,942 in future income taxes in the same period of the prior fiscal year, causing a difference in the impact of income tax on net income of $1,663,537. The company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2004, the Company had positive working capital of $444,302 compared to negative working capital of $1,673,014 at the prior year end. The improvement in working capital resulted from positive cash flow from operations. Bank indebtedness was $2,543,365 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at August 31, 2004 or the previous year end. The Company has unused borrowing capacity of $884,000 as at August 31, 2004. The Company is in compliance with all banking covenants at August 31, 2004. Due to the seasonal nature of the business, the Company has anticipated the possibility that it may not comply with certain banking covenants in future periods. Accordingly, the Company has obtained covenant forbearance from the lender until February 28, 2005.

Cash inflow from operations for the first quarter ended August 31, 2004 was $1,527,192, compared to $12,093 in the same quarter of last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $400,350, compared to $1,181,631 utilized the prior year. Working capital changes utilized $1,126,842 in decreases in accounts payable and increases in accounts receivable, inventory and prepaid expenses. In Q2 of 2003, working capital changes utilized $1,193,724 in decreases in accounts payable and increases in accounts receivable and inventory, partially offset by decreases in prepaid expenses.

For the six months ended August 31, 2004, cash inflow from operations was $2,588,610, compared to $306,639 in the same period last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $1,127,325, compared to $872,399 utilized the prior year. Working capital changes utilized $1,461,285 in decreases in accounts payable and increases in inventory and prepaid expenses, offset by decreases in accounts receivable. In the same period of the prior year, working capital changes utilized $1,179,038 in increases in accounts receivable and inventory, partially offset by decreases in prepaid expenses and increases in accounts payable.

Investing activities utilized $125,799 compared to $79,008 in the same quarter of the prior year. In the six month period, investing activities utilized $200,203 compared with $139,029 in the prior year. Expenditures on property plant and equipment increased over last year, due to amounts expended to prepare production lines for new products. Expenditures on deferred costs decreased over last year due to the lower product development costs in the current year.

Financing activities utilized $184,226 in the quarter ended August 31, 2004 compared to $1,218,473 generated for the same period last year. Bank indebtedness increased by $255,221 compared to $1,430,835 due to seasonal increases in borrowing levels, offset by cash generated from operations. Long term debt decreased by $439,447 compared to $284,378 in the prior year. In the six months ended August 31, 2004, financing activities utilized $909,368 compared to $1,233,766 generated in the prior year. Bank indebtedness decreased by $636,435 compared to an increase of $1,129,493 in the prior year. Long term debt decreased by $272,933 compared to $186,576 in the prior year. In the prior year, $72,016 was generated from the issuance of common shares in the quarter, and $290,849 in the six months ended August 31, 2003.

TREND INFORMATION

Sales for the quarter ended August 31, 2004 are about 11.2% lower than the comparable period in the prior year. Concurrently, cost of sales reduced by a greater amount causing gross margin to increase compared with the same period in the prior year. This resulted in an increased gross margin percentage from 24.6% in the second quarter of the prior year to 30.3% in the current quarter. The increased margin percentage is expected to continue, due to the change in product mix to higher margin products going forward.

RELATED PARTY TRANSACTIONS

The Company had no changes to related party agreements during the quarter.

DISCLOSURE OF OUTSTANDING SHARE DATA

At October 7, 2004 the Company had 15,040,169 issued and outstanding common shares.

There were also 3,443,019 issued and outstanding stock options, of which 2,258,909 were vested.

LEADING BRANDS, INC. CONSOLIDATE D BALANCE SHEET (UNAUDITED)

( EXPRESSED IN	August 31	February 29
UNITED STATES DOLLARS )	2004	2004

ASSETS
Accounts receivable	$3,090,453	$3,622,420
Inventory	3,532,772	3,495,331
Prepaid expenses and deposits	252,717	206,719
Future income
taxes - current (Note 5)	578,827	568,990
	7,454,769	7,893,460

Property, plant and equipment	9,709,011	9,796,583
Trademarks and rights	82,986	81,575
Goodwill (Note 4)	2,554,107	2,510,701
Deferred costs	149,175	150,681
Long-term investment
and other (Note 4)	76,162	74,868
Future income
taxes - long term (Note 5)	823,551	1,812,467
Total Assets	$20,849,761	$22,320,335

LIABILITIES
Bank indebtedness	$2,543,365	$3,179,800
Accounts payable and
accrued liabilities	3,617,003	5,526,816
Current portion of
long-term debt (Note 7)	850,099	859,858
	7,010,467	9,566,474
Long-term debt (Note 7)	3,180,338	3,443,512
	10,190,805	13,009,986

SHAREHOLDERS' EQUITY
Share capital (Note 3)
Common shares	25,795,379	25,795,379
Contributed surplus (Note 2)	1,213,905	154,371
Deficit	(17,451,636)	(17,524,051)
Currency translation
adjustment	1,101,308	884,650
	10,658,956	9,310,349
Total Liabilities
and Shareholders' Equity	$20,849,761	$22,320,335

LEADING BRANDS, INC. CONSOLIDATED STATEMENT OF INCOME AND DEFICIT (UNAUDITED)

	Three months	Three months	Six months	Six months
( EXPRESSED IN	ending	ending	ending	ending
UNITED STATES	August 31	August 31	August 31	August 31
DOLLARS )	2004	2003	2004	2003

Sales	$11,073,376	$12,481,475	$20,412,958	$24,767,102
Cost of sales	7,717,602	9,409,949	14,044,971	18,673,591
Selling, general &
administration
expenses	2,575,448	3,057,198	4,516,826	5,704,881
Amortization of property,
plant and equipment	211,027	217,846	419,276	426,829
Amortization of deferred
costs and other	18,389	66,539	34,205	145,390
Interest on long term debt	55,671	43,129	99,146	89,250
Interest on current debt	19,063	47,899	52,836	81,534
(Gain) loss on sale of assets	(281)	–	1,585	–
Other income, net related
to contract settlements
(Note 9)	(666,547)	–	(666,547)	–
	9,930,372	12,842,560	18,502,298	25,121,475
Net income (loss)
before taxes	1,143,004	(361,085)	1,910,660	(354,373)

Income Tax – Current	–	–	(300)	–
Income Tax
(expense) recovery
– future income tax	(630,575)	661,942	(1,001,595)	661,942
Net income	512,429	300,857	908,765	307,569

Deficit, beginning of period,
as previously reported	(17,964,065)	(15,669,849)	(17,524,051)	(15,676,561)
Adjustment for change in
accounting for stock-based
compensation (Note 2)	–	–	(836,350)	–
Accumulated deficit,
beginning of period,
as restated	(17,964,065)	(15,669,849)	(18,360,401)	(15,676,561)
Deficit, end of period	$(17,451,636)	$(15,368,992)	$(17,451,636)	$(15,368,992)

EARNINGS PER SHARE
Basic	$0.03	$0.02	$0.06	$0.02
Diluted	$0.03	$0.02	$0.06	$0.02
Weighted average number
of shares outstanding	15,040,169	14,962,955	15,040,169	14,861,053

LEADING BRANDS, INC. CONSOLIDATED STATEMENT OF CASHFLOWS (UNAUDITED)

	Three months	Three months	Six months	Six months
( EXPRESSED IN	ending	ending	ending	ending
UNITED STATES	August 31	August 31	August 31	August 31
DOLLARS )	2004	2003	2004	2003

Cash provided by (used in)
OPERATING ACTIVITIES
Net income	$512,429	$300,857	$908,765	$307,569
Items not involving cash
Depreciation and
amortization	229,416	284,385	453,481	572,219
(Gain) loss on
sale of assets	(281)	–	1,585	–
Changes in non-cash
operating working
capital items (Note 6)	(1,126,842)	(1,193,724)	(1,461,285)	(1,179,038)
Utilization (recognition)
of future income taxes	630,575	(665,854)	1,001,595	(665,854)
Stock based compensation
(Note 8)	155,053	92,705	223,184	92,705
	400,350	(1,181,631)	1,127,325	(872,399)

INVESTING ACTIVITIES
Purchase of property,
plant & equipment	(96,291)	(73,595)	(176,627)	(91,674)
Proceeds on sale of property,
plant & equipment	852	–	6,784	26,584
Expenditures on
deferred costs	(30,360)	(5,413)	(30,360)	(73,939)
	(125,799)	(79,008)	(200,203)	(139,029)

FINANCING ACTIVITIES
Increase (decrease) in
bank indebtedness	255,221	1,430,835	(636,435)	1,129,493
Issuance of common
share capital	–	72,016	–	290,849
Proceeds from issuance
of long-term debt	–	–	389,112	–
Repayment of
long-term debt	(439,447)	(284,378)	(662,045)	(186,576)
	(184,226)	1,218,473	(909,368)	1,233,766

Increase (decrease)
in cash	$90,325	$(42,166)	$17,754	$222,338
Effect of exchange
rate changes
on cash	$(90,325)	$42,166	$(17,754)	$(222,338)
Cash, beginning and
end of year	$–	$–	$–	$–
Interest paid	$75,329	$87,755	$153,361	$152,199
Income tax paid	$–	$3,912	$300	$3,912

LEADING BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company's most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Results of operations for interim periods are not indicative of annual results.

2. CHANGE IN ACCOUNTING POLICY

Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

3. SHARE CAPITAL

		August 31
		2004
Authorized:
Common shares without par value		500,000,000
Preferred shares without par value
designated into the following series:
Series "A" preferred shares, without par value		1,000,000
Series "B" preferred shares, without par value		100
Series "C" preferred shares, without par value		1,000,000
Series "D" preferred shares, without par value		4,000,000
Series "E" preferred shares, without par value		4,000,000
Undesignated		9,999,900

Issued:
Common shares without par value		15,040,169

Stock options granted	Issued and	Weighted
and cancelled since	outstanding	average
May 31, 2004	options	exercise price
Outstanding at May 31, 2004	3,005,519	$1.11
Granted	742,500	1.05
Cancelled	(275,000)	1.19
Outstanding at August 31, 2004	3,473,019	$1.09

At August 31, 2004 there were 2,277,650 vested options outstanding at an average exercise price of $1.07.

LEADING BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. GOODWILL, LONG-TERM INVESTMENTS AND OTHER

Long-term investments, advances and goodwill are recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the long-term investments and other costs as well as goodwill balances from February 29, 2004 is due to translation adjustments.

5. INCOME TAX EXPENSE

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company's results at the current income tax rate and expected net realizable value.

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2004	2003	2004	2003

Accounts receivable	$(647,383)	$(148,132)	$531,967	$(978,039)
Inventory	(109,460)	(471,988)	(37,441)	(899,417)
Prepaid expenses	(23,830)	190,564	(45,998)	309,677
Accounts payable
and accrued liabilities	$(346,169)	$(764,168)	$(1,909,813)	$388,741
Changes in non-cash
operating working
capital items	(1,126,842)	(1,193,724)	$(1,461,285)	$(1,179,038)

7. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

LEADING BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. STOCK BASED COMPENSATION

The Company has recorded stock based compensation expenses related to the adoption of CICA Handbook Section 3870. A summary of the impact of the change in the stock based compensation policy on the comparative information is as follows:

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2004	2003	2004	2003

Net Income	$512,429	$300,857	$908,765	$307,569
Addback: Stock based
compensation expense	155,053	92,705	223,184	92,705

Adjusted net income	$667,482	$393,562	$1,131,949	$400,274
Adjusted earnings
per share
Basic	$0.04	$0.03	$0.08	$0.03
Diluted	$0.04	$0.02	$0.07	$0.02

9. OTHER INCOME

The Company recorded other income in the quarter of $666,547 from the settlement of certain disputes and resultant contract cancellations. Due to the nature of the payments, they are of a non-recurring nature.

10. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company's principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company's operations, assets and employees are located in Canada.

11. SEASONALITY

The Company's revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

12. CONTINGENCIES

The Company is party to various legal claims which arise in the normal course of business. These claims are not expected to have a material adverse effect on the financial position or results of operations of the Company.

13. SUBSEQUENT EVENT

There were no events occuring subsequent to August 31, 2004, that materially impact the Company's financial statements for the six-month period then ended.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America's only fully integrated premium beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX
Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company's annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company

Sinan ALZubaidi
VP of Bottling Operations

Jody Christopherson
VP of Sales, Western Canada

Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Matt Hughes
VP of Sales – Leading Brands USA, Inc.

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
President – LBI Brands, Inc.

Pat Wilson
Senior VP of Sales
President – Leading Brands USA, Inc.

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com